Filed by Calumet Specialty Products Partners, L.P.

Commission File No.: 000-51734

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Calumet, Inc.

Registration No.: 333-277682

click to e Barclays Emerging Growth, Climate Technology Companies –Company & Investor Meetings March 2024

Cautionary Statements Forward-Looking Statements This Presentation has been prepared by Calumet Specialty Products Partners, L.P. (the “Company,” “Calumet,” “we,” “our” or like terms) and Montana Renewables, LLC (“MRL”) as of March 20, 2024. The information in this Presentation includes certain “forward-looking statements.” These statements can be identified by the use of forward-looking terminology including “may,” “intend,” “believe,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “continue” or other similar words. The statements discussed in this Presentation that are not purely historical data are forward-looking statements. These forward-looking statements discuss future expectations or state other “forward-looking” information involve risks and uncertainties. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in our most recent Annual Report on Form 10-K and other filings with SEC. The risk factors and other factors noted in our most recent Annual Report on Form 10-K and other filings with the SEC could cause our actual results to differ materially from those contained in any forward-looking statement. Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward-looking statement. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the foregoing. Existing and prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this Presentation. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events otherwise. Additional Information and Where to Find It This Presentation relates to the proposed corporate reorganization (the “Transaction”) between Calumet and Calumet Inc., a newly formed Delaware corporation (“New Calumet”). This Presentation may be deemed to be solicitation material in respect of the proposed Transaction. The proposed Transaction will be submitted to Calumet’s unitholders for their consideration. In connection with the proposed Transaction, Calumet and New Calumet have prepared filed with the SEC a registration statement on Form S-4 (the “Form S-4”) containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”) to be distributed to Calumet’s unitholders in connection with Calumet’s solicitation proxies for the vote of Calumet’s unitholders in connection with the proposed Transaction and other matters as described in such Proxy Statement/Prospectus. The Proxy Statement/Prospectus will also serve as the prospectus relating the offer of the securities to be issued to equityholders of Calumet and Calumet GP, LLC, the general partner of Calumet (the “General Partner”), in connection with the completion of the proposed Transaction. Calumet and New Calumet may file other relevant documents with the SEC regarding the proposed Transaction. The definitive Proxy Statement/Prospectus will be mailed to Calumet’s unitholders when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS AND UNITHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Calumet or New Calumet with the SEC, may be obtained once such documents are filed with SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Calumet at www.calumet.com or by directing a written request to Calumet at 2780 Waterfront Parkway East Drive, Indianapolis, Indiana 46214. Participants in the Solicitation Calumet, the General Partner and certain of the General Partner’s executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies connection with the proposed Transaction. Information regarding the General Partner’s directors and executive officers is available in Calumet’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with SEC on February 29, 2024 (the “Annual Report”). To the extent that holdings of Calumet’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents may be obtained free of charge from the sources indicated above. Information regarding the participants in the proxy solicitation and a description of their direct indirect interests, by security holdings or otherwise, are contained, or will be contained, in the Form S-4, the Proxy Statement/Prospectus and other relevant materials relating to the proposed Transaction filed or to be filed with the SEC when they become available. Unitholders and other investors should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. Non-GAAP Financial Measures Adjusted EBITDA and net recourse debt are non-GAAP financial measures provided in this Presentation. Reconciliations to the most comparable GAAP financial measures are included in the Appendix to this Presentation. These non-GAAP financial measures are not defined by GAAP and should not be considered in isolation or as an alternative to net income (loss) or other financial measures prepared in accordance with GAAP. © 2024 Calumet Specialty Products Partners, L.P. 2

Tax Disclosures No Advice This Presentation has been prepared by Calumet as of March 20, 2024. This Presentation has been prepared for informational purposes only and is not intended to provide, and should not be relied on for, tax, legal or accounting advice. Calumet unitholders should consult their own tax and other advisors before making any decisions regarding the proposed transaction Important Notice The information reflects the application of various assumptions and conventions, as disclosed by Calumet to you in various SEC filings and other offering documents. Calumet may provide disclosures of certain of these assumptions and conventions in the preparation of Calumet’s tax return as warranted to the Internal Revenue Service and/or other taxing authorities. We suggest that you refer to the appropriate federal and state income tax laws, instructions, SEC filings, and other offering documents, and that you consult with your personal tax advisor with any questions. You should discuss with your tax advisor whether the treatment of any items in this Presentation may subject you and/or your tax advisor to a penalty by a taxing authority and the need to adequately disclose any items in order to avoid such penalty. This Presentation is provided for your general guidance. The information herein is not intended to be, nor should it be construed as the basis of tax advice. The tax information discussed in this Presentation is based on existing federal and state laws and regulations as interpreted by Calumet. Before undertaking any tax filing, we strongly suggest that you refer to the appropriate federal and state income tax laws and consult with your personal tax advisor. Qualified Notice Notice Pursuant to Treasury Regulation Section 1.1446-4(b)(4) by Calumet. This statement is intended to serve as qualified notice to nominees under Treasury Regulation Section 1.1446-4(b). Brokers and nominees should treat 100% of Calumet’s distributions to foreign investors as being attributable to income that is effectively connected with a United States trade or business. Therefore, distributions to foreign investors are subject to federal income tax withholding at the highest applicable effective tax rate. Nominees, not Calumet, are treated as the withholding agents responsible for withholding on the distributions received by them on behalf of foreign investors. © 2024 Calumet Specialty Products Partners, L.P. 3

CLMT: Two Competitively Advantaged & Separable Businesses Specialties Leading specialty products company with demonstrated earnings power and identified growth Unique, prominent customer base, brands, and assets perform through all economic cycles Industry leading integration and operational flexibility Strong margin environment for Specialties and ongoing strength in Fuels margins Diversified customer base and product offerings across multiple industries and markets Innovative, customer-centric culture $250-$300MM of estimated annual mid-cycle Adjusted EBITDA Powerful growth platform is operating. Consistently producing on-spec RD and Sustainable Aviation Fuel (SAF) Pure-play SAF, renewable hydrogen and renewable diesel SAF First Mover with potential expansion Unique feedstock advantage and short-haul logistics to multiple key RD & SAF markets All product placed including SAF Low-risk RD & SAF expansion is available Annual mid-cycle Adjusted EBITDA of $1.25—$1.45 per gallon © 2024 Calumet Specialty Products Partners, L.P. 4

The New Calumet: A Transformed Company 2020 – 2023 2024 Priorities 2024-2025+ • Transformed business • Generate cash for deleveraging • Organic growth • Multiple operational records • MRL is fully operational identified • Resilience of business demonstrated during COVID • Use potential MRL monetization • Opportunistic M&A proceeds to continue • Record financial performance deleveraging Specialties • Leverage metrics dramatically improved • Execute C-Corp Conversion • Established vision for Montana • Demonstrate earnings • Expansion / MaxSAF Renewables potential of MRL • Deliver significant free Renewables • Built a best-in-class RD / SAF • Potential DOE financing cash flow business • Pursue monetization event • Opportunistic M&A • Demonstrated operational and Montana financial leadership position © 2024 Calumet Specialty Products Partners, L.P. 5

Calumet Strategic Progress 2023 Recap $260.5 million of Adjusted EBITDA(1) Advanced Specialties commercial leadership position with 5th straight year of margin growth De-risked core elements of MRL business strategy Ability to purchase advantaged feed Advantaged product placement into Canada and West Coast and SAF early mover De-risked MRL technology Became the largest Sustainable Aviation Fuel (SAF) producer in North America; plans to expand Announced intent to convert to C-Corp Strategic Objectives 2024 Multiple near-term value-enhancing catalysts in 2024 Demonstrate the financial potential of Montana Renewables Capture DOE Loan Supports final investment decision on MaxSAF expansion project Execute conversion of Calumet to C-Corp and broaden Calumet’s investor base Maximize value of MRL for unitholders (1) See appendix to this presentation for GAAP to Non-GAAP reconciliations © 2024 Calumet Specialty Products Partners, L.P. 6

Calumet Transformation in Final Phase

CALUMET
SPECIALTY PRODUCTS PARTNERS, L.P.

	2020	2021	2022	2023	2024
Montana Renewables	• MRL Vision Created	• MRL financing and construction	• Construction complete and Startup RDU • Warburg Pincus partnership	• Complete startup of Renewable Hydrogen, Pretreater, and SAF • Steam drum leak and repair	• Demonstrate MRL earnings power • Potential DOE Loan • Potential monetization of MRL
Specialties	• Resilience of Specialties business demonstrated in Covid	• Launched 3-yr CCC program in Shreveport	• Record specialties year	• Demonstrated 5 years of specialties margin growth • Reorganized PB and SPS segments	

Calumet Conversion Timing

Q4 2023	Q1 2024	Q2 2024
• Announced intent to convert Calumet from an MLP to a C-Corp	• Signed conversion agreement with our General Partner • Form S-4 filed with SEC • 30-day Comment Period for initial SEC review of S-4 [(1)]	• Expect to file final S-4 pending SEC clearance and begin mailing proxy statement to unitholders • Expect to schedule unitholder vote on C-Corp conversion and related matters • Expect to convert to C-Corp structure following unitholder approval

(1) SEC typically will issue additional rounds of comments

© 2024 Calumet Specialty Products Partners, L.P.

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Financial Performance Summary Business Overview Full Year 2023 Adjusted EBITDA of $260.5MM (1) Continued strong results in Specialties business MRL completed turnaround in November 2023, renewable diesel plant returned to normal operations in December Remaining high priced feedstock inventory being processed Expecting representative quarter in Q2 2024 Strategic Overview C-Corp conversion progressing towards unitholder vote in Q2 2024 Montana Renewables strategic plan continues to progress DOE loan process MAX SAF Potential MRL monetization FY2022 FY2023 Business Segment Adjusted Adjusted EBITDA ($MM) EBITDA ($MM) Specialty Products and Solutions (SPS) $379.4 $251.2 Montana/Renewables (MR) $75.8 $30.2 Performance Brands (PB) $20.2 $47.9 Corporate $(85.4) $(68.8) Total Adjusted EBITDA(1) $390.0 $260.5 (1) See appendix to this presentation for GAAP to Non-GAAP reconciliations © 2024 Calumet Specialty Products Partners, L.P. 8

5 Years of Specialties Execution Specialties Material Margin ($/BBL) $90 $80 $70 $60 $50 $40 $30 2019 2020 2021 2022 2023 Material Margin (SPS Specialty + PB) 5 consecutive years of Specialties material margin growth Combination of exceptional team, integrated assets, high customer focus, technology, and strong market 18% of our production volumes are upgraded through our integrated network Intercompany Volumes (BPD) 12,000 11,500 11,000 10,500 10,000 2019 2020 2021 2022 2023 © 2024 Calumet Specialty Products Partners, L.P. 9

Specialty Products and Solutions FY2022 FY2023 Adjusted EBITDA ($MM) $379.4 $251.2 Specialty Products Material Margin ($/bbl) $76.29 $72.59 Fuels & Asphalt Material Margin(1) ($/bbl) $21.07 $12.02 (1) Includes RVO accrual Sales Volume (bpd) 50,000 40,000 30,000 20,000 10,000 0 1Q2020 2Q2020 3Q2020 4Q2020 1Q2021 2Q2021 3Q2021 4Q2021 1Q2022 2Q2022 3Q2022 4Q2022 1Q2023 2Q2023 3Q2023 4Q2023 Specialty Products Fuels & Asphalt Continued demonstration of commercial leadership ~$70mm of lost opportunity in 2023 due to Shreveport storms Margin outlook remains constructive in 2024 Material Margin ($/bbl) $120 $28 (1) $100 $23 $80 $18 Asphalt Products & $60 $13 $40 $8 Fuels Specialty $20 $3 $0 -$2 1Q2020 2Q2020 3Q2020 4Q2020 1Q2021 2Q2021 3Q2021 4Q2021 1Q2022 2Q2022 3Q2022 4Q2022 1Q2023 2Q2023 3Q2023 4Q2023 Specialty Products Fuels & Asphalt(1) © 2024 Calumet Specialty Products Partners, L.P. 10

Performance Brands FY2022 FY2023 2023 marked a return to expected financial performance Sales ($MM) $303.4 $310.3 Double digit growth in core industrial business lines Adjusted EBITDA ($MM) $20.2 $47.9 Mining, power and marine applications Consumer markets expected to stabilize in 2024 © 2024 Calumet Specialty Products Partners, L.P. 11

Montana/Renewables Facility operating in two services, 12,000 bpcd crude refinery and 12,000 bpcd renewables © 2024 Calumet Specialty Products Partners, L.P. 12

Montana/Renewables Segment FY2022 FY2023 Adjusted EBITDA ($MM) $75.8 $30.2 Conventional Production (bpd) 17,620 11,771 Renewable Production (bpd) 0 6,314 Specialty Asphalt Business 2023 demonstrated ability to generate 60% of historical Adjusted EBITDA with reduced footprint Renewables 2H2023 – steam drum replacement work November 2023 – successfully completed first turnaround December 2023 – resumed normal production levels Processing old, high-priced feedstock © 2024 Calumet Specialty Products Partners, L.P. 13

SAF – Fast Growing Energy Market

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

- Aviation is "last frontier" for decarbonization
  - No legitimate alternatives to liquid fuel
- First mover in potentially fastest growing addressable market in energy
- "We estimate SAF could contribute around 65% of the reduction in aviation emissions needed to reach net zero in 2050. This will require a massive increase in production in order to meet demand"—IATA[1]
  - Today, global SAF production is less than 0.1% of all aviation fuel demand due to production shortage.
- MRL assets produce SAF as well as Renewable Diesel (RD)
  - Selling SAF at contract premium
  - Additional IRA legislation premium

MRL Yields, 000's bpd	2023 Steady State	2025 Expansion Only	Expansion + Max SAF
Renewable Diesel	9	12	2
Renewable Jet[2]	2	4	15
Renewable Naphtha	1	1.5	2
Renewable Hydrogen (mmscf/d)	21	37	40

1) https://www.iata.org/en/programs/environment/sustainable-aviation-fuels
2) 100% Renewable, ASTM D-7566 (Into-wing volumes are roughly double after blending to jet A spec D 1655)


NORTH AMERICA'S
LARGEST
SAF PRODUCER

Montana Governor Greg Gianforte and MRL CEO Bruce Fleming celebrate first SAF shipments along with Shell, Delta Airlines, Alaska Air and American Express Travel, Great Falls MT, May 10, 2023

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© 2024 Calumet Specialty Products Partners, L.P.

Appendix

Transaction Overview: C-Corp Transition On November 9, 2023, Calumet announced plans to transition to a C-Corp to maximize future opportunities, access a broader base of investors and unlock shareholder value Transaction highlights: C-Corp transition will eliminate Incentive Distribution Rights (“IDRs”), align all shareholder interests, and is expected to substantially increase trading volume and institutional investment in the company Calumet expects to close C-Corp transition in mid-2024 Upon closing, the C-Corp will acquire the General Partner (effectively constituting the indirect acquisition of the existing IDRs and 2% General Partner interest (~1.6 million GP units)) in exchange for 5.5 million shares of common stock and 2.0 million warrants Warrants will have a strike price of $20/share and will expire three years from the date of issuance 4.5% shareholder dilution (excluding warrants) at closing of transaction (see “Dilution Calculation” on slide 20) Governance: The board of directors will consist of 10 members who will serve staggered three-year terms; a majority of the directors will be independent For so long as The Heritage Group and its affiliates (“THG”) own at least 16.7% of the outstanding common stock, they will have the right to nominate two directors, which reduces to one director so long as THG owns at least 5% and less than 16.7% of the outstanding common stock Until the earlier of THG no longer owning at least 5% of the outstanding common stock and the third anniversary of the closing date, THG will maintain certain consent rights, including with respect to: any amendment of the organizational documents, any increase or decrease in the size of the Board and any appointment or removal of the Chairman of the Board or Chief Executive Officer THG will receive customary registration rights covering its shares and warrants © 2024 Calumet Specialty Products Partners, L.P. 16

Corporate Transition CLMT Unitholders CLMT unitholders to exchange all existing CLMT units in a 1-1 ratio for New CLMT New CLMT (C-Corp) common stock structured as a nontaxable “Reverse-Merger” transaction CLMT MLP © 2024 Calumet Specialty Products Partners, L.P. 17

Dilution Calculation Post- Unit/Share Count Summary Now Conversion Existing LP Units / Common Stock 80.2 80.2 Existing GP Units 1.6— New Shares Issued at Closing—5.5 Total Economic Shares Outstanding 81.8 85.7 *4.5% Dilution (Excluding Warrants) Warrants: 2.0 million Strike Price $20 / share Term: 3 Years Illustrative Share Price $20 $25 $30 $35 $40 $45 $50 Net New Shares From Warrants Conversion (Millions) 0.00 0.40 0.67 0.86 1.00 1.11 1.20 Dilution Including Warrants 4.5% 5.0% 5.3% 5.5% 5.6% 5.8% 5.8% © 2024 Calumet Specialty Products Partners, L.P. 18

Constant Renewable Diesel Margin Framework Renewable Index Margin, $/gal $9.00 $9.00 $8.00 $8.00 $7.00 $7.00 $6.00 $6.00 $5.00 $5.00 $4.00 $4.00 $3.00 $3.00 $2.00 $2.00 $1.00 $1.00 $- $- $(1.00) $(1.00) $(2.00) $(2.00) $(3.00) $(3.00) $(4.00) $(4.00) $(5.00) $(5.00) $(6.00) $(6.00) $(7.00) $(7.00) 3/14/16 3/14/17 3/14/18 3/14/19 3/14/20 3/14/21 3/14/22 3/14/23 3/14/24 OPIS LA Carb No.2 D4 RIN x 1.7 BTC CA LCFS Crude SBO Crude SBO Margin Degummed SBO Margin RBD SBO Margin © 2024 Calumet Specialty Products Partners, L.P. 19

MRL – Significant Location Advantage

Montana Product Advantage



Calumet Product:
Best access to PNW, Canada
Industry Product:
~8,000 miles from Gulf Coast to PNW via the Panama Canal

- LCFS Passed (In Effect)
- LCFS Passed (2022/2023 Implementation)
- Future LCFS proposed
- GHG Emission Goal

Montana Feedstock Advantage



Calumet Feedstock:
Lower cost of transportation into Great Falls
Industry Feedstock:
Higher cost of feedstock transportation to GC

- Great Falls, MT
- Canola Growing Density
- Soybean Growing Density
- Cattle Ranching Density
- Sorghum Production
- Camelina Growing Density
- Mustard Seed / Industrial Hemp Growing Density
- BNSF High Line (partial)

© 2024 Calumet Specialty Products Partners, L.P.

20

RINs Legal Summary Congress included a small refinery exemption (SRE) in the Clean Air Act to address the disproportionate economic hardship of the Renewable Fuels Standard on small refiners like Calumet Calumet’s two small refineries consistently received SREs before 2019, and had submitted SRE petitions for 2019-2022 EPA in 2022 issued a blanket denial of all industry Small Refinery Exemptions, which the Federal 5th Circuit Court has now overturned The 5th Circuit vacated EPA’s Shreveport denial as “impermissibly retroactive; contrary to law; and counter to the record evidence” The D.C. Circuit has granted Great Falls’ motion for a stay while that case remains pending Based on current information, we believe the most likely outcome is either obtaining our SREs or reaching an alternative resolution If an SRE is received, the value of the balance sheet liability is zero for the compliance years the SRE is granted If we are ultimately unsuccessful in obtaining our SREs, the timing, amount and form of our actual liability may depend upon the resolution obtained, potentially as part of subsequent litigation. For example, if resolution for 2019 and 2020 uses the market price of RINs on the day the EPA was obligated to rule on our 2019 SRE petition, the value of the liability would be $50.7 million © 2024 Calumet Specialty Products Partners, L.P. 21

Reconciliation of Net Income (Loss) to Adjusted EBITDA ($ in millions) 1Q 2022 2Q 2022 3Q 2022 4Q 2022 1Q 2023 2Q 2023 3Q 2023 4Q 2023 Net income (loss) $(95.5) $(15.3) $14.6 $(77.1) $18.6 $(22.3) $99.8 $(48.0) Add: Depreciation and amortization 30.2 30.3 30.2 30.7 37.2 42.9 43.6 59.3 LCM / LIFO (gain) loss (6.0) (1.2) (0.5) 14.3 19.7 (5.8) (4.5) 26.2 Interest expense 51.6 42.6 41.8 39.9 49.2 55.8 58.7 58.0 Debt extinguishment costs 1.0 — 40.4 — — 5.2 0.3 0.4 Unrealized (gain) loss on derivatives 22.1 53.5 (28.1) (1.6) (41.0) (14.1) 36.3 (14.2) RINs mark to market (gain) loss 9.4 68.7 14.3 23.3 (46.1) 3.6 (173.4) (74.3) (Gain) loss on impairment and disposal of assets — — (0.2) 0.9 — — — 3.5 Other non-recurring (income) expenses 2.8 — (0.2) 13.0 29.5 3.5 2.5 25.4 Equity-based compensation and other items 7.0 (3.4) 13.0 17.8 9.0 (1.8) 13.8 (0.8) Income tax expense 0.7 0.6 1.5 0.6 0.5 0.4 0.5 0.2 Noncontrolling interest adjustments — — 0.2 2.1 0.7 0.7 (2.2) 4.0 Adjusted EBITDA $23.3 $175.8 $127.0 $63.9 $77.3 $68.1 $75.4 $39.7 © 2024 Calumet Specialty Products Partners, L.P. 22

Capital Structure Overview

($ in millions)	Actual 03/31/22	Actual 06/30/22	Actual 09/30/22	Actual 12/31/22	Actual 03/31/23	Actual 06/30/23	Actual 09/30/23	Actual 12/31/23
Unrestricted Cash	$ 10.7	$ 27.5	$ 50.5	$ 35.2	$ 11.2	$ 36.0	$ 13.7	$ 7.9
ABL Revolver Borrowings	$ 11.0	$ —	$ 87.0	$ 104.0	$ 226.0	$ 87.8	$ 71.1	$ 136.7
7.75% Senior Notes due 2023	—	—	—	—	—	—	—	—
9.25% Senior Secured First Lien Notes due 2024	200.0	200.0	200.0	200.0	200.0	179.0	179.0	179.0
11.00% Senior Notes due 2025	550.0	550.0	513.5	513.5	513.5	413.5	413.5	413.5
8.125% Senior Notes due 2027	325.0	325.0	325.0	325.0	325.0	325.0	325.0	325.0
9.75% Senior Notes due 2028	—	—	—	—	—	325.0	325.0	325.0
MRL credit facility	306.3	315.6	—	—	—	—	—	—
MRL revolving credit agreement	—	—	—	—	18.7	18.5	—	13.0
MRL term loan credit agreement	—	—	—	—	—	74.8	74.6	74.4
Shreveport terminal asset financing arrangement	62.7	61.5	59.3	58.2	56.3	54.5	52.7	50.8
MRL asset financing arrangements	13.9	16.7	278.9	370.1	388.1	385.1	388.0	384.6
Finance lease obligations	3.7	3.5	3.3	3.4	3.2	3.2	3.0	3.0
Other	—	—	—	—	—	—	—	—
Total Debt	$ 1,472.6	$ 1,472.3	$ 1,467.0	$ 1,574.2	$ 1,730.8	$ 1,866.4	$ 1,831.9	$ 1,905.0
Less Non-Recourse Debt	320.2	332.3	278.9	370.1	406.8	478.4	462.6	472.0
Total Recourse Debt	$ 1,152.4	$ 1,140.0	$ 1,188.1	$ 1,204.1	$ 1,324.0	$ 1,388.0	$ 1,369.3	$ 1,433.0
Net Recourse Debt	$ 1,141.7	$ 1,112.5	$ 1,137.6	$ 1,168.9	$ 1,312.8	$ 1,352.0	$ 1,355.6	$ 1,425.1
Partners' Capital (Deficit)	$ (463.8)	$ (477.6)	$ (465.4)	$ (533.3)	$ (523.5)	$ (543.4)	$ (443.6)	$ (490.3)
Total Capitalization	$ 1,008.8	$ 994.7	$ 1,001.6	$ 1,040.9	$ 1,207.3	$ 1,323.0	$ 1,388.3	$ 1,414.7
LTM Adjusted EBITDA	$ 139.0	$ 282.5	$ 350.7	$ 390.0	$ 444.0	$ 336.3	$ 284.7	$ 260.5
Net Recourse Debt / LTM Adjusted EBITDA	8.2x	3.9x	3.2x	3.0x	3.0x	4.0x	4.8x	5.5x

© 2024 Calumet Specialty Products Partners, L.P.

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SPECIALTY PRODUCTS PARTNERS, L.P.